Exhibit 99.1

DeFi Technologies Receives Approval to List on Nasdaq

Toronto, Canada, May 9, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce it has received approval to list its common shares (the “Common Shares”) on the Nasdaq Capital Market (“Nasdaq”). Trading is expected to commence on Nasdaq under the symbol “DEFT” on May 12, 2025.

Upon commencement of trading on Nasdaq, the Company’s Common Shares will cease to be quoted on the OTC Markets. DeFi Technologies will continue to trade on the CBOE Canada (CBOE CA: DEFI) and the Börse Frankfurt exchanges (GR: R9B) ..

Olivier Roussy Newton, CEO of DeFi Technologies, commented,

“Securing our Nasdaq listing marks a significant milestone in our mission to bridge the gap between traditional finance and decentralized technologies. This uplisting is a reflection of the strong fundamentals and momentum behind our business. We believe it will enhance our visibility, improve liquidity, and provide broader access to our Company for institutional and retail investors who want exposure to the future of finance.”

The Nasdaq listing does not involve any capital raising activity as DeFi Technologies maintains a strong financial position of C$61.9M (US$44.7M) in cash, USDT, and other digital asset treasury holdings as of April 30, 2025.

In conjunction with the listing, the Company has filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the “SEC”). The SEC has declared the Registration Statement Effective.

Composition of Committees and Nasdaq Exemptions

The Company’s current board of director committees (the “Committees”) are as follows:

-	Audit Committee - Stefan Hascoet (independent), Mikael Tandetnik (independent) and Suzanne Ennis (independent)
-	Compensation, Nomination and Governance Committee - Stefan Hascoet (independent), Mikael Tandetnik (independent) and Olivier Roussy Newton (non-independent)

The Company has elected to follow applicable Canadian securities laws and rules of the Cboe Canada Exchange in lieu of the requirements of:

a. Nasdaq Listing Rule 5605(e)(1) (Independent Director Oversight of Director Nominations). The Company’s Compensation, Nomination and Governance Committee (the “CNG Committee”) Charter (the “Charter”) provides that the CNG Committee shall be composed of at least three directors as shall be designated by the Board from time-to-time, the majority of whom shall meet any independence requirements of Sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators;

b. Nasdaq Listing Rule 5605(d)(2) (Compensation Committee Composition). The Charter provides that the CNG Committee shall be composed of at least three directors as shall be designated by the Board from time-to-time, the majority of whom shall meet any independence requirements of Sections 1.4 and 1.5 of NI 52-110; and

c. Nasdaq Listing Rule 5620(c) (Quorum). The Company’s bylaws provide that two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting shall be a quorum at any meeting of the shareholders

The Company will be holding its 2025 Annual and Special Meeting of Shareholders on June 30, 2025 (“Meeting”). The Company anticipates reconstituting its Committees following the Meeting to meet the requirements of the rules of Nasdaq.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the trading of the Common Shares on Nasdaq; the Meeting and composition of the Committees; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of exchange traded product by exchanges; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681